United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

NOTICE TO THE MARKET

OF THE PUBLIC OFFERING OF DISTRIBUTION, OF THE 11TH (ELEVENTH) ISSUE OF SIMPLE DEBENTURES, NOT CONVERTIBLE INTO SHARES, IN 3 (THREE) SERIES, OF THE UNSECURED TYPE, FOR PUBLIC DISTRIBUTION, UNDER THE RITE OF AUTOMATIC REGISTRATION, OF THE

VALE S.A.

CNPJ/MF No. 33.592.510/0001-54 - NIRE 33.300.019.766

Publicly-held company

Praia de Botafogo, n° 186, rooms 901, 1101, 1601 (part), 1701 and 1801

CEP 22250-145, Rio de Janeiro-RJ

in the total amount of

R$ 6,000,000,000.00 (six billion reais)

ISIN CODE FOR FIRST SERIES DEBENTURES: BRVALEDBS0D9

ISIN CODE FOR SECOND SERIES DEBENTURES: BRVALEDBS0E7

ISIN CODE FOR THIRD SERIES DEBENTURES: BRVALEDBS0F4

National-scale rating of the issue by Moody's Local Brazil – "AAA.( bra)"

* The risk classification was carried out on May 23, 2025.

1. SECURITY OFFERED AND IDENTIFICATION OF THE ISSUER

VALE S.A., a corporation registered as an issuer of securities, category "A", before the Brazilian Securities and Exchange Commission ("CVM"), in the operational phase, classified as an issuer with great exposure to the market and in the category of frequent issuer of fixed income securities – EFRF, headquartered at Praia de Botafogo, nº 186, rooms 901, 1101, 1601 (part), 1701 and 1801, CEP 22.250-145, in the city of Rio de Janeiro, State of Rio de Janeiro, registered in the National Registry of Legal Entities of the Ministry of Finance ("CNPJ/MF") under No. 33.592.510/0001-54, with its articles of incorporation duly filed with the Board of Trade of the State of Rio de Janeiro, under the Identification Number of the Registry of Companies - NIRE 33.300.019.766 ("Issuer"), together with ITAÚ BBA ASSESSORIA FINANCEIRA S.A., an intermediary institution that is part of the securities distribution system, headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima nº 3.500, 1st, 2nd, 3rd (Part), 4th and 5th floors, CEP 04.538-132, registered with the CNPJ/MF under No. 04.845.753/0001-59 ("Lead Coordinator"), XP INVESTIMENTOS CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS S.A., a financial institution that is part of the securities distribution system, headquartered in the city of Rio de Janeiro, State of Rio de Janeiro, at Praia de Botafogo, nº 501, Bloco I, Botafogo, CEP 22290-210, registered with the CNPJ/MF under nº 02.332.886/0001-04 ("XP"), UBS BB CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS S.A., a financial institution, belonging to the UBS BB SERVIÇOS DE ASSESSORIA FINANCEIRA E PARTICIPAÇÕES S.A. group., part of the securities distribution system, incorporated as a corporation, headquartered in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 4.440, 7º

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andar (part), Itaim Bibi, CEP 04.538-132, registered with the CNPJ/MF under nº 02.819.125/0001-73 ("UBS BB"), BANCO BRADESCO BBI S.A., a financial institution that is part of the securities distribution system, with headquarters in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek nº 1.309, 10th floor, Vila Nova Conceição, CEP 04.543-011, registered with the CNPJ/MF under No. 06.271.464/0073-93 ("Bradesco"), BTG PACTUAL INVESTMENT BANKING LTDA., a limited liability company, headquartered in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, n° 3.477, 12º andar, Itaim Bibi, CEP 04.538-133, registered with the CNPJ/MF under No. 46.482.072/0001-13 ("BTG") and BANCO SANTANDER (BRASIL) S.A., a financial institution that is part of the securities distribution system, headquartered in the city of São Paulo, State of São Paulo, at Av. Presidente Juscelino Kubitschek, No. 2,041 and 2,235 (Block A), Vila Olímpia, CEP 04543-011, registered with the CNPJ/MF under No. 90.400.888/0001-42 ("Santander", together with the Lead Coordinator, XP, UBS BB, Bradesco and BTG, the "Coordinators") hereby communicate, pursuant to article 57, paragraph 1, of CVM Resolution No. 160, of July 13, 2022, as amended ("CVM Resolution 160"), which was requested, on May 23, 2025, the registration of the public distribution of 6,000,000 (six million) simple debentures, not convertible into shares, of the unsecured type, in three series, of the 11th (eleventh) issue of the Issuer, being (i) 2,000,000 (two million) debentures of the first series; (ii) 2,000,000 (two million) debentures of the second series; and (iii) 2,000,000 (two million) debentures of the third series ("Issue" and "Debentures", respectively), all with a unit face value of R$ 1,000.00 (one thousand reais), on the date of issuance of the Debentures, that is, May 15, 2025 ("Issue Date")."), totaling, on the Issue Date, the total amount of R$ 6,000,000,000.00 (six billion reais), intended exclusively for professional investors, as defined pursuant to articles 11 and 13 of CVM Resolution No. 30, of May 11, 2021, as amended ("Professional Investors"), being, therefore, subject to the automatic registration procedure of the public offering of securities, pursuant to article 26, item IV, item "a", and article 27, item I, of CVM Resolution 160, article 19 of Law No. 6,385, of December 7, 1976, as amended ("Offering"), as provided for in the "Private Deed of Issue of Simple Debentures, Non-Convertible into Shares, in Three Series, of the Unsecured Type, for Public Distribution, under the Automatic Distribution Registration Rite, of the Eleventh Issue of Vale S.A." ("Deed of Issue"), entered into on May 23, 2025, between the Issuer and PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS, A FINANCIAL INSTITUTION HEADQUARTERED IN THE City of Rio de Janeiro, State of Rio de Janeiro, at Avenida das Américas, nº 4.200, Bloco 08, salas 302B, 303B e 304B, Barra da Tijuca, CEP 22640-102, registered with the CNPJ/MF under No. 17.343.682/0001-38, as fiduciary agent of the Debentures.

The Issuer undertook to use the funds obtained through the issuance of the Debentures for future payment or for the reimbursement of expenses, expenses or debts that have been incurred in a period equal to or less than thirty-six (36) months prior to the closing date of the offering, related to the Investment Projects, as detailed and defined below and in the Deed of Issue.

FICO Project
Investment Projects Holder	Vale S.A. (CNPJ n.º 33.592.510/000154).
Investment Projects Sector	Railway.

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Object and Objective of Investment Projects	Executive project and implementation work of part of the Midwest Integration Railway (FICO), comprising railway infrastructure and superstructure with an extension of 383 kilometers, 30 OAEs, in addition to the construction of 12 railway yards and 1 railway pera. FICO will be built as class 1, COPANT 477.
Start Date of Investment Projects	23/03/2022.
Current Phase of Investment Projects	In implementation.
Estimated Date for Closing of Investment Projects	31/12/2028.
Social or Environmental Benefits Arising from the Implementation of Investment Projects

(i) Provide an alternative in the routing of cargo to the ports of the North and Northeast, especially those produced in Goiás, Mato Grosso and Rondônia, and thus reduce the route and cost of maritime transportation of grains and ores exported to ports in the Atlantic Ocean, Europe, the Middle East and Asia.

(ii) Increase agro-industrial production in the region, motivated by better conditions of access to national and international markets.

(iii) To enable and stimulate the exploration of mineral reserves that are still little explored.

Estimated Volume of Financial Resources Required to Carry Out Investment Projects	R$9,927,837,733.00.
Issuance Amount Allocated to Investment Projects	R$4,426,240,726.00.
Use of the Proceeds of the Issue for the Reimbursement of Expenses, Expenses or Debts related to Investment Projects	R$1,465,664,761.00.
Percentage of Financial Resources Required for Investment Projects Arising from the Issuance	45%.
Other Sources of Funds from Investment Projects	Own resources.
Protocol and Process Number before the Ministry	308818.0054886/2024.

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EFVM Project
Investment Projects Holder	Vale S.A. (CNPJ n.º 33.592.510/000154).
Investment Projects Sector	Railway.
Object and Objective of Investment Projects	Renewal of permanent track machine fleet and renewal of locomotive fleets.
Start Date of Investment Projects	01/01/2020.
Current Phase of Investment Projects	In development.
Estimated Date for Closing of Investment Projects	31/12/2029.

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Social or Environmental Benefits Arising from the Implementation of Investment Projects

In the case of the VP EFVM Machine Fleet Renewal, the project brings the following improvements to the railroad:

(i) compliance with requirements for the elimination and/or minimization of EFVM's business risks and security standards;

(ii) treatment of the current situation of obsolescence of machines and their operating systems;

(iii) 5.4% increase in the operational availability of the renewed large and medium-sized fleets

(iv) process optimization and resizing of the fleet of track machines, projecting "savings" in the acquisition and maintenance of 69 assets.

(v) increasing the level of personal and operational safety in critical maintenance activities;

(vi) increase and/or restoration of production/capacity of equipment fleets;

(vii) standardization of fleets and the execution of activities in a mechanized manner;

Such improvements entail socio-environmental benefits to the extent that the project, by contributing to operational safety, supports the mitigation of risks of events with communities and potential environmental damage in railway operations. In addition, the project reduces the diesel consumption of current equipment on the EFVM railroad, thus reducing Vale's Scope 1 emissions (a category used to describe emissions created directly by the company).

In the case of the EFVM Locomotive Fleet Renewal, the fleet renewal will bring as benefits the suppression of obsolescences inherent to the Dash fleet, increased tractor effort because it is AC (alternating current) traction technology and because it uses a more modern 12-cylinder diesel engine (current Dash fleet is 16) up to 6% fuel savings are expected.

Estimated Volume of Financial Resources Required to Carry Out Investment Projects	R$1,208,640,319.00.
Issuance Amount Allocated to Investment Projects	R$911,777,228.00.
Use of the Proceeds of the Issue for the Reimbursement of Expenses, Expenses or Debts related to Investment Projects	R$111,777,228.00.
Percentage of Financial Resources Required for Investment Projects Arising from the Issuance	75%.
Other Sources of Funds from Investment Projects	Own resources.
Protocol number before the Ministry	308818.0071635/2025.

EFC Project
Investment Projects Holder	Vale S.A. (CNPJ n.º 33.592.510/000154).
Investment Projects Sector	Railway.
Object and Objective of Investment Projects	Acquisition of a new fleet of locomotives and replacement of locomotive fleets.
Start Date of Investment Projects	01/06/2022.

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Current Phase of Investment Projects	In implementation.
Estimated Date for Closing of Investment Projects	31/12/2030.
Social or Environmental Benefits Arising from the Implementation of Investment Projects	For the projects, as requested in the technical specification, the locomotives will be adapted for operation with 25% biodiesel (B25), above government regulations, thus contributing to the reduction of Greenhouse Gas (GHG) emissions.
Estimated Volume of Financial Resources Required to Carry Out Investment Projects	R$713,533,457.00.
Issuance Amount Allocated to Investment Projects	R$661,982,046.00.
Use of the Proceeds of the Issue for the Reimbursement of Expenses, Expenses or Debts related to Investment Projects	R$1,982,046.00.
Percentage of Financial Resources Required for Investment Projects Arising from the Issuance	93%.
Other Sources of Funds from Investment Projects	Own resources.
Protocol number before the Ministry	308818.0071646/2025.

The Debentures, therefore, will be issued in the manner provided for in Article 2 of Law No. 12,431, of June 24, 2011, as amended ("Law 12,431"), considering that the Investment Projects referred to above were framed, pursuant to Article 2 of Law 12,431, of Decree No. 11,964, of March 26, 2024 ("Decree 11,964") and Ordinance of the Ministry of Transport No. 689, of July 17, 2024, as amended by Ordinance No. 201, of March 5, 2025 ("Ordinance MT 689") as priorities, observing the protocols carried out with the Ministry of Transport described above.

The terms beginning in capital letters, whether in the singular or plural, and used in this "Notice to the Market of the Distribution Offer of the 11th (Eleventh) Issue of Simple Debentures, Non-Convertible into Shares, in 3 (Three) Series, of the Unsecured Type, for Public Distribution, under the Automatic Registration Rite of Vale S.A." ("Notice to the Market"), which are not defined herein, shall have the meaning ascribed to them in the Deed of Issue.

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2. AUTOMATIC DISTRIBUTION REGISTRATION RITE

The Offering is not subject to prior analysis by the CVM and its registration will be obtained automatically as it is a public offering for the distribution of (i) non-convertible debentures; (ii) whose issuer falls under the category of issuer with large exposure to the market, and in the category of frequent issuer of fixed income securities - EFRF, pursuant to article 38 and article 38-A of CVM Resolution No. 80, of March 29, 2022, as in force ("CVM Resolution 80"); and (iii) exclusively for Professional Investors. Furthermore, the Offer will not be subject to prior analysis by ANBIMA or by any regulatory or self-regulatory entity. However, after the publication of the Closing Notice, the Offering will be registered with ANBIMA, pursuant to articles 15, 17, 18 and 19, paragraph 1 of the "Public Offering Rules and Procedures", in force since March 24, 2025, an integral part of the "ANBIMA Self-Regulation Code for the Structuring, Coordination and Distribution of Public Offerings of Securities and Public Offerings for the Acquisition of Securities", in force since July 15, 2024, both of which have been issued by ANBIMA.

3. WAIVER OF PROSPECTUS AND OFFER SHEET

The Debentures will be offered exclusively to Professional Investors, and, therefore, the disclosure of the prospectus and the Offer sheet is waived, pursuant to article 9, item I and paragraph 3, and article 23, paragraph 1, both of CVM Resolution 160.

4. OFFER SCHEDULE

Below is the indicative schedule of the main stages of the Offer:

No.	Event (1)	Date (2)(3)
1	Filing of the Request for Automatic Registration of the Offering with the CVM	May 23, 2025
2	Availability of this Notice to the Market	May 23, 2025
3	Beginning of presentations to potential investors (roadshow)	May 26, 2025
4	Bookbuilding Procedure	June 06, 2025
5	Granting of the Automatic Registration of the Offering by the CVM Availability of the Commencement Notice and the result of the Bookbuilding Procedure	June 09, 2025
6	Allocation Procedure Financial Settlement Date	June 10, 2025

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7	Deadline for Disclosure of Closing Announcement	Within 180 (one hundred and eighty) days from the disclosure of the Announcement of Commencement.

(1) Any communications or announcements related to the Offering shall be made available on the world wide web of the CVM, B3, the Issuer and the Coordinators, pursuant to Article 13 of CVM Resolution 160.

(2) The dates of future events are indicative only and are subject to change, delays and anticipation without prior notice, at the discretion of the Issuer and the Coordinators. Any modification in the distribution schedule must be communicated to the CVM and may be analyzed as a modification of the Offering, following the provisions of articles 67 and 69 of CVM Resolution 160.

(3) In the event of changes in circumstances, suspension, extension, revocation or modification of the Offer, such schedule may be changed.

5. ADDITIONAL INFORMATION

ADDITIONAL INFORMATION REGARDING THE ISSUANCE, OFFERING, DISTRIBUTION AND DEBENTURES CAN BE OBTAINED FROM THE ISSUER, THE COORDINATORS AND/OR THE CVM.

PURSUANT TO ARTICLES 9, ITEM I, AND 23, PARAGRAPH 1, OF CVM RESOLUTION 160, THE DISCLOSURE OF THE PROSPECTUS AND THE OFFER SHEET FOR THE REALIZATION OF THIS OFFERING WAS WAIVED.

CONSIDERING THAT THE OFFERING IS INTENDED EXCLUSIVELY FOR PROFESSIONAL INVESTORS, PURSUANT TO ARTICLE 26, ITEM IV, ITEM "A", OF CVM RESOLUTION 160, AND IS, THEREFORE, SUBJECT TO THE AUTOMATIC REGISTRATION OF DISTRIBUTION RITE PROVIDED FOR IN CVM RESOLUTION 160, THE DEBENTURES WILL BE SUBJECT TO RESTRICTIONS ON RESALE, AS INDICATED IN ARTICLE 86, ITEM I, OF CVM RESOLUTION 160.

THE OFFER IS IRREVOCABLE, BUT MAY BE SUBJECT TO PREVIOUSLY INDICATED CONDITIONS THAT CORRESPOND TO A LEGITIMATE INTEREST OF THE ISSUER AND WHOSE IMPLEMENTATION DOES NOT DEPEND ON THE DIRECT OR INDIRECT ACTION OF THE ISSUER OR PERSONS RELATED TO IT, PURSUANT TO ARTICLE 58 OF CVM RESOLUTION 160.

CONSIDERING THAT THE OFFERING IS SUBJECT TO THE AUTOMATIC REGISTRATION OF DISTRIBUTION, THE REGISTRATION OF THE OFFERING DOES NOT REQUIRE PRIOR ANALYSIS AND DOES NOT IMPLY, ON THE PART OF THE CVM, A GUARANTEE OF THE VERACITY OF THE INFORMATION PROVIDED OR A JUDGMENT ON THE QUALITY OF THE ISSUER, AS WELL AS ON THE DEBENTURES TO BE DISTRIBUTED. IN THIS SENSE, THE DOCUMENTS RELATED TO THE DEBENTURES AND THE OFFERING WERE NOT SUBJECT TO REVIEW BY THE CVM OR BY ANY SELF-REGULATORY ENTITY, INCLUDING, WITHOUT LIMITATION, ALL THE DOCUMENTS OF THE OFFERING AND THIS NOTICE TO THE MARKET.

CAREFULLY READ THE TERMS AND CONDITIONS OF THE DEED OF ISSUE, THE DEBT SUMMARY, AS WELL AS THE ISSUER'S REFERENCE FORM, BEFORE MAKING YOUR INVESTMENT DECISION, ESPECIALLY THE "RISK FACTORS" SECTION.

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THIS NOTICE TO THE MARKET IS FOR INFORMATION PURPOSES ONLY, AND IS NOT AN OFFER TO SELL SECURITIES

The date of this Notice to the Market is May 23, 2025.

Lead Coordinator

Coordinators

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: May 23, 2025		Director of Investor Relations